Exhibit 99.1

Santiago, January 26, 2010

Mr. Guillermo Larraín Ríos
Superintendent
Superintendence of Securities and Insurance
Present

Re.: Material Fact – Report of year 2009 and Fourth Quarter 2009 Results prior to publication of FECU.

To whom it may concern:

In accordance with Article 9 and the second subsection of Article 10 of Law No. 18,045 concerning the Stock Market, and the General Rule No. 30 of the Superintendence of Securities and Insurance, I, being duly empowered, hereby inform you of the following material fact:

In accordance with the rules of the Superintendence of Securities and Insurance, LAN Airlines S.A. is reporting its results under IFRS beginning the first quarter of 2009. Based on the aforementioned, as of this date, and notwithstanding the transfer of the corresponding FECU within the applicable periods, the Directors’ Committee and the Board of Directors of LAN Airlines S.A., has approved the publication, as a material fact, of the financial information attached hereto. This corresponds to the financial information summarized in the Consolidated Income Statements and Balance Sheets of the company, and it also includes a qualitative explanation of the operational performance for the whole year and the quarter ending December 31, 2009.

Be it known that LAN Airlines S.A. shall provide this financial information to its shareholders, investors and the market in general, with the purpose of (i) presenting truthful information, sufficient and timely before the presentation of the respective FECU in accordance with the applicable periods; (ii) carrying out the presentation of financial information to the market, investors and analysts within the given time frame on behalf of LAN Airlines S.A., as has been its practice in the last years; and (iii) maintaining our shareholders, investors and market, in general, adequately informed with respect to the presentation of financial information of LAN Airlines S.A. under IFRS beginning this year.

Finally, we confirm that this financial information does not replace nor modify the corresponding FECU under IFRS, which shall be presented for the purposes of the 2009 quarter within the terms provided in the rules of the Superintendence of Securities and Insurance.

Yours sincerely,

/s/ Alejandro de la Fuente Goic
Alejandro de la Fuente Goic
Chief Financial Officer